February 15, 2011

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2010

Form 10-Q Fiscal Quarter Ended September 30, 2010
File No. 1-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your follow-up letter dated January 28, 2011 (the “January 28th Letter”) regarding the Company’s above-referenced filings.  The responses to the Staff’s comments are provided in the order in which the comments were set out in the January 28th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company.  Page references below are to the applicable Exchange Act filing.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1.A.  Risk Factors, page 6

We are a holding company…page 10

1.
We note your response to comment two from our letter dated December 15, 2010.  Please explain the restrictions placed on the transfer of cash from the subsidiaries to the parent company by the dividend surplus laws and the partnership agreements with the minority shareholders.  Please clarify whether you have included these restrictions in your calculation of restricted net assets as of December 31, 2009.

At the request of the Staff, the Company is clarifying its response to Comment #2 from the Staff’s letter dated December 15, 2010.  The Company’s calculation of restricted net assets (less than 1% of total assets as of December 31, 2009) includes all statutory and contractual restrictions placed on the transfer of cash from subsidiaries to the parent, other than the restrictions on client cash advances described in the Company’s previous response.  In particular, as of December 31, 2009, statutory dividend surplus laws had no effect on the transfer of net assets from subsidiaries to the parent because a de minimus amount of the Company’s operating assets (including cash) are held by corporate subsidiaries.  Partnership agreements (including limited liability company agreements) of the Company’s operating subsidiaries accounted for restrictions on the transfer of net assets in an amount less than 1% of total assets. The partnership agreements of the Company’s operating subsidiaries permit the Company to consolidate and “sweep” substantially all cash held by the operating subsidiaries as part of the Company’s cash management accounts. The only restriction on that cash imposed by the partnership agreements is the timing of the payment of distributions to the minority holders of those entities. The Company has unrestricted use of the cash swept to operate its business and service its indebtedness.

Note 16.  Segmented Information, page 79

2.
We note your response to comment nine from our letter dated December 15, 2010.  It is unclear to us why your change in the way management analyzes the business impacted your reportable segments for the fiscal year ended December 31, 2009.  In this regard, we note that you continue to identify each operating subsidiary as an operating segment.  Explain to us in more detail the factors that changed your determination of whether your operating segments met the aggregation criteria discussed in ASC 280-10-50-11.  Please provide us with your analysis demonstrating that the aggregated segments had similar economic characteristic and how this analysis differed from the prior year.

As disclosed in the Company’s Form 10-K for 2008, the SCS segment was considered the Company’s “other” segment and was not an aggregation of the operating segments included in that reportable segment. The combination of the CRM and SCS segments, which entailed moving one operating segment (Accent) to the SCS segment and moving five others (Bruce Mau, Hello Design, Henderson Bas, YMM and Veritas) out of the SCS segment, was done due to the Company’s continued evaluation of the aggregation criteria and the expected operating results of certain operating segments. Accordingly Accents gross margins, which prior to 2008 were greater than 25% decreased to 24.3% in 2008, remained flat in 2009 and were expected to be below 24% in 2010, actual 2010 gross margins were 23.7%. The margins going forward are expected to decline to approximately 23%. Based on this analysis and on the aggregation criteria discussed in ASC 280-10-50-11 which was described in our prior letter and the expected similar economic characteristics, gross margins between 20-25%, we deemed it appropriate to combine Accent with other operating segments previously included in the SCS reportable segment. This differed from the prior year in that at that time margins were not expected to continue to decline but rather increase. During 2009 and in 2010 the Accent business was significantly impacted by cut backs from its major client thus reducing the margins for the foreseeable future, revenues decreased from $134.0 million in 2008 to $105.4 million in 2009 to $78.9 million in 2010. The changes relating to the other operating segments Bruce Mau, Hello Design, Henderson Bas, YMM and Veritas from the SCS segment to the SMS segment was done because the current gross margins and expected gross margins were in the 40-45% range. This change was not made in the prior year due to the immateriality of these entities.  In the aggregate these operating segments represented revenues in 2009 totaling $24.5 million or only 6.6% of the SMS revenues of $371.4 million. Operating income from these entities for 2009 totaled $3.5 million or only 9.8% of SMS operating income of $35.9 million. Aggregated revenues for 2008 totaled $25.6 million or only 7.1% of the SMS revenues of $363,580. Aggregated operating income from these entities for 2008 totaled $2.3 million or 8.2% of SMS operating income of $27.7 million.

Note 18.  Commitments, Contingencies, and Guarantees, page 85

3.
We note your response to comment 10 from our letter dated December 15, 2010, in which you state that you recorded an adjustment of $4.2 million in error.  Please describe for us in more detail the nature of this error and the impact that its correction would have on your financial statements.

The nature of the error was such that the $4.2 million was an amount that had been previously recorded on the balance sheet as minority interest. Upon the adoption of FAS 160, this amount was reclassified to Redeemable Non-controlling Interests when the Company recorded the Put options. These minority interests related to equity that had a Put option attached to it. Upon further review it was deemed that the estimated redemption value of the Put options to be recorded should have been reduced by this amount. Instead the total estimated redemption value of $29.5 million was recorded with an offset to Additional Paid-In Capital. Accordingly, the Company has corrected this error as of December, 31, 2010.  The correcting entry is to reduce Redeemable Non-controlling Interests and increase Additional Paid-In Capital by the $4.2 million to correct the overstated Redeemable Non-controlling Interests and the understated Additional Paid-In Capital. This amount was a fixed amount and was never adjusted during 2009.  The only adjustments made to Redeemable Non-controlling Interests related to adjustments to the estimated redemption value. This entry would thereby increase MDC Partners Inc. Shareholders’ Equity by 4.6% and total equity by 4.4% and decrease Redeemable Non-controlling Interests from $33.7 million to $29.5 million, which we have determined to be immaterial to the Company’s 2009 consolidated financial statements.
.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David Doft
David Doft Chief Financial Officer

Enclosures

cc:	Melissa Hauber

Robert S. Littlepage, Jr.
     Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Al Ferarra, BDO Seidman LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP